July 29, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of shares of beneficial interest, no par value, of the following series of Federated Hermes ETF Trust, under the Exchange Act of 1934:

- Federated Hermes MDT Large Cap Growth ETF
- Federated Hermes MDT Large Cap Value ETF
- Federated Hermes MDT Small Cap Core ETF
- Federated Hermes MDT Large Cap Core ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com